July 10, 2020

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:	Tracey McKoy
Terence O’Brien
Irene Paik
Suzanne Hayes

Re:	Nurix Therapeutics, Inc.
Registration Statement on Form S-1
Filed on July 2, 2020
File No. 333-239651

Ladies and Gentlemen:

On behalf of Nurix Therapeutics, Inc. (the “Company”), and in connection with the submission of a letter dated June 10, 2020, in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 3, 2020 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comment 3 of the Comment Letter concerning valuation considerations related to the Company’s recent equity awards.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “Offering”) that will be between approximately $[*] and $[*] per share (the “Price

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

Range”). The Company plans to effect a reverse stock split (the “Reverse Split”) in connection with the Offering pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus that contains the Price Range. The share numbers and stock prices set forth in this letter do not reflect the Reverse Split and are all reflected on a pre-Reverse Split basis. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from J.P. Morgan Securities LLC (“J.P. Morgan”) and Piper Sandler & Co., the lead underwriters of the proposed Offering (the “Lead Underwriters”), including discussions that took place on July 9, 2020 between senior management of the Company and representatives of the Lead Underwriters.

Prior to July 5, 2020, the Company had no formal discussions with the underwriters regarding a price range for the Offering. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful Offering as of the date of that discussion with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a bona fide price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [*]. Such price range could differ from the Price Range based on then-current market conditions, recent public offerings of other comparable companies, continuing discussions with the Lead Underwriters and further business developments impacting the Company.

To assist the Staff in its evaluation of the Company’s accounting for stock-based compensation, the Company has provided the analysis as set forth below.

Determination of Fair Value of Common Stock

As described in the Registration Statement on pages 99-100, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Specifically, the fair value of the shares of common stock underlying the Company’s stock options has been determined by the Board of Directors of the Company (the “Board”) with assistance from management and an independent third-party valuation firm. Given the absence of a public trading market for the Company’s common stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including important developments in the Company’s operations, its stage of development, valuations performed by an independent third-party valuation firm, sales of the Company’s redeemable convertible preferred stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of the Company’s common stock, and the likelihood of achieving a liquidity event, such as an initial public offering or change of control.

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  2

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

As described in greater detail in the Registration Statement, these valuations have utilized combinations of (i) the income approach (in particular, the discounted cash flow (“DCF”) analysis), (ii) the option-pricing method (“OPM”) and (iii) the probability-weighted expected return method (“PWERM”) for determining the fair value of the Company’s common stock. A DCF analysis attempts to value an asset or security by estimating the present value of the future cash flows it is expected to produce. Projected cash flows are then discounted to a present value employing a discount rate that properly accounts for the estimated market-weighted average cost of capital, as well as any risk unique to the subject cash flows. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the company’s total stockholders’ equity. In particular, total stockholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class of equity. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of equity, discounted for a lack of marketability.

For the valuations conducted prior to February 14, 2020, the Company utilized a DCF analysis to estimate the fair value of the Company’s total stockholders’ equity, and then utilized the OPM to allocate such value to the various classes of the Company’s equity, as described in further detail below. Beginning with the February 14, 2020 Valuation (as defined below), the Company utilized the PWERM approach for determining the fair value of the Company’s common stock. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an initial public offering (“IPO”) in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock option awards made on dates for which there was no concurrent independent third-party valuation, the Board determined the fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  3

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

Grants of Stock Options During the Preceding 18 Months

The following table summarizes by grant date the number of shares of the Company’s common stock underlying stock options granted during the previous 18 months, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the grant date for financial reporting purposes.

Grant date	Number of options granted		Exercise price per share			Estimated fair value per share of common stock
January 3, 2019	[	*]	$	[	*]	$	[	*]
February 13, 2019	[	*]	$	[	*]	$	[	*]
March 18, 2019	[	*]	$	[	*]	$	[	*]
April 9, 2019	[	*]	$	[	*]	$	[	*]
May 1, 2019	[	*]	$	[	*]	$	[	*]
May 13, 2019	[	*]	$	[	*]	$	[	*]
June 4, 2019	[	*]	$	[	*]	$	[	*]
August 14, 2019	[	*]	$	[	*]	$	[	*]
August 16, 2019	[	*]	$	[	*]	$	[	*]
August 29, 2019	[	*]	$	[	*]	$	[	*]
October 1, 2019	[	*]	$	[	*]	$	[	*]
November 14, 2019*	[	*]	$	[	*]	$	[	*]
December 8, 2019*	[	*]	$	[	*]	$	[	*]
December 23, 2019*	[	*]	$	[	*]	$	[	*]
February 27, 2020	[	*]	$	[	*]	$	[	*]
March 2, 2020	[	*]	$	[	*]	$	[	*]
May 28, 2020	[	*]	$	[	*]	$	[	*]
June 2, 2020	[	*]	$	[	*]	$	[	*]
June 6, 2020	[	*]	$	[	*]	$	[	*]
June 14, 2020	[	*]	$	[	*]	$	[	*]
June 28, 2020	[	*]	$	[	*]	$	[	*]

*

Based on certain collaboration and product candidate development events described below, the Company adjusted the fair value of the Company’s common stock for financial reporting purposes, for the grant dates of November 14, 2019, December 8, 2019 and December 23, 2019 to $[*], $[*] and $[*] per share respectively utilizing a linear interpolation from its February 14, 2020 valuation.

September 3, 2018 Valuation

A valuation was performed for the Company by an independent third-party valuation firm that determined the fair value of the Company’s common stock as of September 3, 2018 to be $[*] per share (the “September 3, 2018 Valuation”).

For the September 3, 2018 Valuation, the Company utilized a DCF analysis to estimate the value of the Company’s total stockholders’ equity. The DCF analysis concluded a total stockholders’ equity value for the Company, which it then discounted to $[*] on a minority, marketable basis, as of the valuation date, utilizing a 37.5% market weighted-average cost of capital. The Company then employed the OPM to allocate the total stockholders’ equity value to the various classes of the Company’s stockholders based on their respective claims on a series of call options with strike prices at various value levels depending on the rights and preferences of each class.

In applying the OPM, the Company utilized an estimated time to liquidity of 1.5 years, a risk-free rate of 2.54% and an estimated volatility of 75.0%, which resulted in an estimated fair value of the Company’s common stock of $[*] per share, on a minority, marketable basis. In determining the estimated fair value of the Company’s common stock, the Board and the independent third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  4

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

Company’s common stock in the public markets. Because the common stock represented a non-marketable equity interest in a private enterprise, a discount for lack of marketability (“DLOM”) of 30.0% was applied to the estimated fair value of the common stock on a marketable basis, resulting in an estimated fair value of the Company’s common stock of $[*] per share on a minority, non-marketable basis. The DLOM was estimated based on consideration of both a simple protective put analysis, as well as the modified put analysis known as the Finnerty Method, a method of estimating a DLOM using the OPM as outlined in the Practice Guide.

At each grant date, the Board reviewed any recent events affecting the Company since the date of the last independent third-party valuation and the potential impact of such events on the estimated fair value per share of the Company’s common stock.

For the grants of stock option awards made on January 3, 2019, February 13, 2019, March 18, 2019, April 9, 2019, May 1, 2019, May 13, 2019 and June 4, 2019 the Board considered a number of objective and subjective factors, including the September 3, 2018 Valuation, to determine the fair value of the Company’s common stock as of each grant date.

June 10, 2019 Valuation

A valuation was performed for the Company by an independent third-party valuation firm that determined the fair value of the Company’s common stock as of June 10, 2019 to be $[*] per share (the “June 10, 2019 Valuation”).

For the June 10, 2019 Valuation, the Company utilized a DCF analysis to estimate the value of the Company’s total stockholders’ equity, which included the Company’s collaboration with Gilead Sciences, Inc. on that date and receipt of an upfront payment pursuant to that collaboration on such date. The DCF analysis concluded a total stockholders’ equity value for the Company, which it then discounted to $[*] on a minority, marketable basis, as of the valuation date, utilizing a 37.5% market weighted-average cost of capital. The Company then employed the OPM to allocate the total stockholders’ equity value to the various classes of the Company’s stockholders based on their respective claims on a series of call options with strike prices at various value levels depending on the rights and preferences of each class. The Company did not utilize the PWERM in the June 10, 2019 Valuation because the Company was still in the research phase, it had not progressed to preclinical development in any of its programs and the Company determined that it could not raise private equity capital money at a valuation that would indicate progress to a potential IPO. In addition, the Company had not, at the time of such valuation, initiated discussions with investment bankers or begun planning activities with respect to a potential IPO, and therefore could not, at such time, reasonably estimate the form and timing of potential liquidity events.

In applying the OPM, the Company utilized an estimated time to liquidity of two years, a risk-free rate of 1.90% and an estimated volatility of 75.0%, which resulted in an estimated fair value of the Company’s common stock of $[*] per share, on a minority, marketable basis. In determining the estimated fair value of the Company’s common stock, the Board and the independent third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the Company’s common stock in the public markets. Because the common stock represented a non-marketable equity interest in a private enterprise, a DLOM of 32.5% was applied to the estimated fair value of the common stock on a marketable basis, resulting in an estimated fair value of the Company’s common stock of $[*] per share on a minority, non-marketable basis. The DLOM was estimated based on consideration of both a simple protective put analysis, as well as the Finnerty Method.

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  5

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

At each grant date, the Board reviewed any recent events affecting the Company since the date of the last independent third-party valuation and the potential impact of such events on the estimated fair value per share of the Company’s common stock.

For the grants of stock option awards made on August 14, 2019, August 16, 2019, August 29, 2019, October 1, 2019, November 14, 2019, December 8, 2019 and December 23, 2019 the Board used the June 10, 2019 Valuation, among other factors, to determine the fair value of the Company’s common stock as of each grant date.

However, for the grants of stock option awards made on November 14, 2019, December 8, 2019 and December 23, 2019, the Company reviewed the fair value of the common stock retrospectively, for financial reporting purposes, to take into consideration several events which took place during the month of November 2019. These events included:

•	The receipt of a draft collaboration agreement with Sanofi S.A. (“Sanofi”) on November 1, 2019 which management reviewed with the Board on November 13, 2019 at a Board meeting held on that date;

•	The nomination of NX-2127 as the development candidate for the Company’s BTK CTM degrader program to commence investigational new drug application (“IND”) enabling studies for a potential IND filing;

•	The nomination of NX-1607 as the development candidate for the Company’s CBL-B inhibitor program to commence IND enabling studies for a potential IND filing; and

•	The nomination of NX-0255 as the development candidate for the Company’s CBL-B ex vivo program to commence process development and IND enabling studies for a potential IND filing.

Based on these events the Company adjusted the fair value of the Company’s common stock, for financial reporting purposes, for the grant dates of November 14, 2019, December 8, 2019 and December 23, 2019 to $[*], $[*] and $[*] per share respectively utilizing a linear interpolation from its February 14, 2020 Valuation. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair value of the underlying common stock.

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  6

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

February 14, 2020 Valuation

A valuation was performed for the Company by an independent third-party valuation firm that determined the fair value of the Company’s common stock as of February 14, 2020, the date that the term sheet for the Company’s Series D redeemable convertible preferred stock financing (the “Series D Financing”) was executed by the Company and the lead investor in the Series D Financing, to be $[*] per share (the “February 14, 2020 Valuation”). The February 14, 2020 Valuation assumed the closing of the Series D Financing and did not include a discount for the possibility that the Series D Financing would not close.

For the February 14, 2020 Valuation, the Company utilized a hybrid PWERM and OPM analysis to estimate the value of the Company’s total stockholders’ equity on a minority, marketable basis as a result of the term sheet for the Series D Financing executed by the Company and the lead investor in the Series D Financing on February 14, 2020. In addition, by this date, the Company had executed its collaboration agreement with Sanofi. The February 14, 2020 Valuation assumed the closing of the Series D Financing. Based on the expected completion of the Series D Financing, the Company anticipated the possibility of undertaking discussions with investment bankers to explore an IPO and therefore, the Company employed a multi-scenario PWERM analysis to compute the probability-weighted value of the Company’s common stock across three scenarios: two IPO scenarios and one non-IPO scenario.

In first IPO scenario, the Company utilized an estimated date of completion of September 30, 2020, a probability of completion at 20.0% and calculated the total stockholders’ equity value for the Company based on a market approach of comparable oncology-focused IPOs in the biotechnology industry, which it then discounted to $[*] on a minority, marketable basis, as of the valuation date, utilizing a 18.0% market weighted-average cost of capital. The lower weighted-average cost of capital in the IPO scenarios was due to no additional forecast risks and other risk associated with cash flows. The IPO equity value took into consideration the Company’s early stage of development, operating results and market conditions at that time. This analysis resulted in an estimated fair value of the Company’s common stock in the first IPO scenario of $[*] per share, on a minority, marketable basis. Because the Company’s common stock represented a non-marketable equity interest in a private enterprise, a DLOM of 20.0% was applied to the estimated fair value of the common stock on a marketable basis. This adjustment for lack of marketability was supported by a put option analysis performed in conjunction with the analysis resulting in an estimated fair value of the Company’s common stock of $[*] per share on a minority, non-marketable basis.

In the second IPO scenario, the Company utilized an estimated date of completion of June 30, 2021, a probability of completion at 30.0% and calculated the total stockholders’ equity value for the Company based on a market approach of comparable oncology-focused IPOs in the biotechnology industry, which it then discounted to $[*] on a minority, marketable basis, as of the valuation date, utilizing a 18.0% market weighted-average cost of capital. The lower weighted-average cost of capital in the IPO scenarios was due to no additional forecast risks and other risk associated with cash flows. The IPO equity value took into consideration the Company’s stage of development, operating results and its prospects for an IPO at that later date. This analysis resulted in an estimated fair value of the Company’s common stock in the second IPO scenario of $[*] per share, on a minority, marketable basis. Because the Company’s common stock represented a non-marketable equity interest in a private enterprise, a DLOM of 30.0% was applied to the estimated fair value of the common stock on a marketable basis. This adjustment for lack of marketability was supported by a put option analysis performed in conjunction with the analysis resulting in an estimated fair value of the Company’s common stock of $[*] per share on a minority, non-marketable basis.

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  7

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

In the non-IPO scenario, the Company assumed it would remain private for 2.5 years and assumed the probability of this scenario at 50.0%. For the non-IPO scenario, the Company estimated an equity value by applying the Backsolve Method based on the Company’s Series D Financing, which closed on March 9, 2020. The Company estimated an equity value of $[*] by applying the Backsolve Method. After estimating the Company’s total equity value based on the sale price of the Company’s Series D Financing, that value was allocated to the various classes of the Company’s equity using the OPM. In applying the OPM, the Company utilized a risk-free rate of 1.41% and an estimated volatility of 75.0%. This analysis resulted in an estimated fair value of the Company’s common stock in the non-IPO scenario of $[*] per share, on a minority, marketable basis. Because the Company’s common stock represented a non-marketable equity interest in a private enterprise, a DLOM of 37.5% was applied to the estimated fair value of the common stock on a marketable basis. This adjustment for lack of marketability was supported by a put option analysis performed in conjunction with the analysis resulting in an estimated fair value of the Company’s common stock of $[*] per share on a minority, non-marketable basis.

The 50% public and 50% private split was determined in part because the Company’s decision to pursue an IPO would be made opportunistically in light of the capital-raising market conditions at the time. In addition, the Company’s ability to complete a successful IPO was not certain and the Company had not initiated discussions with investment bankers or begun planning activities with respect to a potential IPO.

The following table sets forth the results of the multi-scenario PWERM analysis used to determine the estimated value per share of the Company’s common stock for the February 14, 2020 Valuation:

	IPO September 30, 2020			IPO June 30, 2021			Non-IPO
Estimated equity value	$	[	*]	$	[	*]	$	[	*]
Estimated fair value of common stock on a minority, marketable basis	$	[	*]	$	[	*]	$	[	*]
DLOM		20.0%			30.0%			37.5%
Estimated fair value per share on a minority, non-marketable basis	$	[	*]	$	[	*]	$	[	*]
Probability weighting		20.0%			30.0%			50.0%
Probability-weighted fair value per share	$	[	*]

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  8

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

For the grants of stock option awards at February 27, 2020 and March 2, 2020, the Board considered a number of objective and subjective factors, including the February 14, 2020 Valuation to determine the fair value of the Company’s common stock as of each grant date. During the period from February 14, 2020 to March 2, 2020, there were no significant corporate events or developments other than progressing the Series D Financing from the term sheet towards closing, and therefore, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the Company’s common stock would have increased from the fair value at February 14, 2020.

May 5, 2020 Valuation

A valuation was performed for the Company by an independent third-party valuation firm that determined the fair value of the Company’s common stock as of May 5, 2020, the date of the initial confidential submission of the Registration Statement with the United States Securities and Exchange Commission (the “Initial Submission”), to be $[*] per share (the “May 5, 2020 Valuation”).

For the May 5, 2020 Valuation, as a result of the Initial Submission, the Company utilized a hybrid PWERM and OPM analysis to estimate the value of the Company’s total stockholders’ equity on a minority, marketable basis. Due to the proximity to a potential IPO, a multi-scenario analysis was employed to compute the probability-weighted value of the Company’s common stock across two scenarios: one IPO scenario and one non-IPO scenario.

The Company estimated at the time of the independent third-party valuation that there was a 70.0% public scenario and 30.0% private scenario probability split, which was determined due to several factors. The Company estimated that the timing of an IPO could be possibly near-term, during the [*] timeframe, because, as of May 5, 2020, the Company selected its underwriters for the Offering, held its organizational meeting and made the Initial Submission. However, while the Company was undertaking preparations to go public, at the timing of the Initial Submission, it was not guaranteed that an IPO would occur. While biotechnology IPOs were being successfully executed during this period, stock market volatility continued due to the global pandemic resulting from the novel coronavirus known as COVID-19, among other factors. A 70% likelihood of success for an IPO was determined to be a reasonable estimate in light of the progress made towards the potential Offering counterbalanced with the uncertainty in the stock market and fact that the Company was targeting the [*] for marketing of the Offering, which was still several months away.

In advance of the Initial Submission, the Company selected J.P. Morgan as one of the Lead Underwriters, and J.P. Morgan reviewed the actual valuations of recent IPOs of companies comparable to the Company. This analysis resulted in an average pre-money equity valuation of approximately $[*], which the Company then discounted to $[*] on a minority, marketable basis, as of the valuation date, utilizing a 16.5% market weighted-average cost of capital. The lower weighted-average cost of capital in the IPO scenario was due to no additional forecast risks and other risk associated with cash flows. This analysis resulted in an estimated fair value of the Company’s common stock in the IPO scenario of $[*] per share, on a minority, marketable basis. The IPO equity value took into consideration the Company’s early stage of development, operating results and market conditions. Because the Company’s common stock represented a non-marketable equity interest in a private enterprise, a DLOM of 20.0% was applied to the estimated fair value of the common stock on a marketable basis. This adjustment for lack of marketability was supported by a put option analysis performed in conjunction with the analysis resulting in an estimated fair value of the Company’s common stock of $[*] per share on a minority, non-marketable basis.

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  9

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

In the non-IPO scenario, the Company assumed it would remain private for 2.25 years and require further private financing and assumed the probability of this scenario at 30.0%. The Company utilized a DCF analysis to estimate the value of the Company’s total stockholders’ equity, which it then discounted to $[*] on a minority, marketable basis, as of the valuation date, utilizing a 32.5% market weighted-average cost of capital. This analysis resulted in an estimated fair value of the Company’s common stock in the non-IPO scenario of $[*] per share, based on a market approach of comparable oncology-focused IPOs in the biotechnology industry, on a minority, marketable basis. Because the Company’s common stock represented a non-marketable equity interest in a private enterprise, a DLOM of 40.0% was applied to the estimated fair value of the common stock on a marketable basis. This adjustment for lack of marketability was supported by a put option analysis performed in conjunction with the analysis resulting in an estimated fair value of the Company’s common stock of $[*] per share on a minority, non-marketable basis.

The following table sets forth the results of the multi-scenario PWERM analysis used to determine the estimated value per share of the Company’s common stock for the May 5, 2020 Valuation:

	IPO September 30, 2020			Non-IPO
Estimated equity value	$	[	*]	$	[	*]
Estimated fair value of common stock on a minority, marketable basis	$	[	*]	$	[	*]
DLOM		20.0%			40.0%
Estimated fair value per share on a minority, non-marketable basis	$	[	*]	$	[	*]
Probability weighting		70.0%			30.0%
Probability-weighted fair value per share	$	[	*]

For the stock option awards granted on May 28, 2020, June 2, 2020, June 6, 2020, June 14, 2020 and June 27, 2020, the Board considered a number of objective and subjective factors, including the recently completed May 5, 2020 Valuation to determine the fair value of the Company’s common stock as of each grant date. During the period from May 5, 2020 to June 14, 2020, there were no significant corporate events or developments, and therefore, in the judgment of the Board, there were no developments that would indicate that the fair value of the Company’s common stock would have increased from the fair value at May 5, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  10

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

Conclusion

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the Price Range and the estimated fair values of the Company’s common stock reflected in the table above.

We note that, as is typical in IPOs, the Price Range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

•	the general condition of the public capital markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable biopharma companies; and

•	an assumption that there would be a receptive public trading market for the Company’s common stock.

Specifically, the Company believes the differences between the fair value of its common stock determined for the stock options granted in the table above and the Price Range are due to the following:

•

The stock option awards granted in June 2020 occurred prior to the public filing of the Registration Statement at a time when, as a result of stock market volatility due to COVID-19, among other factors, the Company was uncertain as to whether and when it would be in a position to publicly file the Registration Statement and successfully complete an IPO.

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•

The Price Range necessarily assumes that the Offering has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  11

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

•

The Price Range reflects the fact that investors may be willing to purchase shares in the Offering at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

•

The holders of the Company’s redeemable convertible preferred currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of outstanding redeemable convertible preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding redeemable convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of redeemable convertible preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The Price Range assumes the conversion of the redeemable convertible preferred stock upon the completion of the Offering, and therefore, the corresponding elimination of the preferences and rights enjoyed by the holders of such redeemable convertible preferred stock. The elimination of the preferences and rights results in an increased common stock valuation for the Price Range.

As such, taking into account all of the above, the Company submits that it believes that its determination of the fair value of the Company’s common stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  12

Securities and Exchange Commission

Division of Corporate Finance

July 10, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Amanda Rose at (206) 389-4553.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

Partner

cc:

Arthur T. Sands, Chief Executive Officer

Hans van Houte, Chief Financial Officer

Christine Ring, General Counsel

Nurix Therapeutics, Inc.

Robert A. Freedman, Esq.

Amanda L. Rose, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

Emily Roberts, Esq.

Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY NURIX THERAPEUTICS, INC.

NRIX -  13